Mail Stop 6010

December 6, 2006

John Briner
Chief Executive Officer
Drayton Harbor Resources, Inc.
502 East John Street
Carson City, Nevada 89706

Re: Drayton Harbor Resources, Inc.
Amendment No. 1 to the Registration Statement on Form SB-1
Filed December 1, 2006
File No. 333-137160

Dear Mr. Briner

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-1/#1

General

1. We acknowledge your response to comment 34. Should you fail to achieve effectiveness prior to December 13, 2006, you will have to amend your filing to present interim financial statements and other financial information/disclosures that reflect a date within 135 days of the effective date of your Form SB-1, which would be September 30, 2006. Please refer to Item 310(g) of Regulation S-B.

2. Industry Guide 7 specifically prohibits technical studies being attached to SEC filings. Please remove the technical report attached as an exhibit.

Prospectus Cover Page

3. We note your response to comment 5 and reissue the comment in part. Previously, we sought for you to eliminate the defined terms relating to Drayton Harbor Resources, Inc. and Canyon Gold Mine. In that regard, we also sought for you to use the full name the first time you refer to the term and then in close proximity to the full name, use the shortened version. It does not appear you have made these changes to the cover page of your prospectus. Please revise accordingly.

4. We note that you deleted the page number on which the Risk Factors start. Please undelete the page number where the Risk Factors section first begins.

"The Company has never earned a profit. There is no guarantee that we will . . . .," page 7

5. We note your response to comment 9 and your revised disclosure. However, our comment also sought for you to revise the risk factor heading to indicate that you are currently operating under a net loss. Therefore, our comment is reissued in part. Please revise your risk factor accordingly.

"We are solely governed by Mr. John Briner, our sole executive officer and . . . .," page 8

6. We note your revised disclosure indicating that "[i]nsofar as Mr. Briner makes all decisions as to which projects the Company undertakes, there is a risk of conflict interest arising between the duties of Mr. Briner in his role as our sole Executive Officer and his personal financial and business interests." When you refer to Mr. Briner's personal financial and business interest, do you mean in your company? If so, please so indicate. If not, please explain what you mean by his personal financial and business interest.

"Mineral exploration and Prospecting is Highly Competitive and Speculative . . . .," page 10

7. We note your response to comment 16 and your revised disclosure. However, our comment sought for you to provide approximately how many other companies you compete with in your field. Therefore, our comment is reissued. Please revise this risk factor accordingly.

"The Company has not paid any cash dividends on its shares of Common Stock . . . ," page 11

8. We note your response to comment 18 and your revised disclosure. Please also revise the risk factor heading to reflect the risk that investors will only see a return on their investment in your stock if the value of the stock appreciates.

Property acquisitions details, page 24

9. Please expand the discussion to indicate that Mr. Laird was a co-author of the report and that you purchased the property from Mr. Laird.

Exploration history and previous operations, page 28

10. Please expand the discussion to state when Mr. Laird acquired the property and the consideration paid.

Exploration History and Previous Operations, page 28

11. We note your response to comment 25 and your supplemental response that you have provided as an exhibit marked third party documentation regarding ownership of the mine property. We are not in receipt of such materials. Please resubmit these materials.

12. We note in this section references to "CG.jpg" images. Please briefly indicate what each "CG.jpg" reference is meant to demonstrate and where the reader may obtain the image you are referencing. We note you have filed these "CG.jpg" as an exhibit to your registration statement.

Compliance with Government Regulation, page 30

13. We note your response to comment 31 and your revised disclosure referencing investors to a webpage for a complete description of all Canadian federal and provincial regulations. However, our comment sought for you to briefly provide the material descriptions of the federal and provincial regulations and laws that you are subject to Canada into the document. Therefore, our comment is reissued. Please revise this section accordingly.

Income Statement, page 40

14. We acknowledge your response to comment 35. Please revise your statement of operations for the period ended July 31, 2006 to present the $15,000 impairment expense associated with your Canyon Gold Property within the "total expenses" caption. You should classify this impairment expense as an "operating expense" pursuant to paragraph 25 of SFAS No. 144.

Notes to Consolidated Financial Statements

Note 2- Summary of Significant Accounting Policies

Mineral Property, page 44

15. We acknowledge your response to comment 36, as well as your reference to SFAS No. 33, which is quite general and does not address our comment. Please revise your

disclosure to address your accounting policy with respect to the exploration and development costs that you will incur in executing your proposed work program. That is, specifically address the fact that you have yet to establish "proven and probable mining reserves" by providing the disclosures in paragraphs 14a – 14e of SFAS No. 89 and tell investors how this affects your accounting policy, which we surmise is to record your exploration and development costs within operating expenses, as opposed to capitalizing those costs. Please note that SFAS No. 33 has been superseded by SFAS No. 89 so any reference to SFAS No. 33 should be revised.

FASB 144- Reporting and Disclosure, page 47

16. We again acknowledge your response to comment 35. Your disclosure merely cites paragraphs 25 and 26 of SFAS No. 144. Please revise your disclosure both here and on page 32 to clarify for investors your accounting policy pursuant to SFAS No. 144 and how it relates to your decision to record an impairment loss with respect to the Canyon Gold Property during the period ended July 31, 2006.

Exhibit 23.1

17. Please have your independent accountants revise their consent report to reflect the fact that they have dual-dated their audit report.

Exhibit 23.2

18. We note that you have provided a consent from one of the authors of your technical report. If you want to continue to cite the report, please provide as exhibits, written consent from all experts whose name you cite. These consents should concur with the summary of the information in the report, and agree to being named as an expert in the registration statement.

Exhibit 10.1

19. Please note that Exhibit 10.1 refers to attachment A, which describes the claims. However, it does not appear attachment A does this. Please explain or refile your exhibit accordingly.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please furnish your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Amy Bruckner at (202) 551-3657 or Joseph Roesler Accounting Branch Chief at (202) 551-3628 if you have questions regarding comments on the financial statements and related matters. Please contact Song Brandon at (202) 551-3621, John Krug, Senior Attorney, at (202) 551-3862, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Aaron D. McGeary, Esq.
405 Airport Fwy., Suite 5
Bedford, Texas 76021